UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016.	Commission File Number 001-33621

ALEXCO RESOURCE CORPORATION

(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibit

99.1	Interim Condensed Consolidated Financial Statements For The Three Month And Nine Month Periods Ended September 30, 2016
99.2	Management's Discussion And Analysis For The Three Month And Nine Month Periods Ended September 30, 2016
99.3	Form 52-109F1 - Certification of Annual Filings - Full Certificate - CEO
99.4	Form 52-109F1 - Certification of Annual Filings - Full Certificate - CFO
99.5	News Release date November 9, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

	By:	/s/ Mike Clark
Date: November 9, 2016		Mike Clark Chief Financial Officer